SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Cummins & Brown LLC

Scripps Center

312 Walnut Street, Suite 1000

Cincinnati, Ohio 45202

(513) 241-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

Name of Reporting Persons.

Jack C. Maier QTIP Trust
Craig F. Maier, Trustee

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)☐
(b) ☒

SEC Use Only

Source of Funds (See Instructions): N/A

Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ☐

Citizenship or Place of Organization: Ohio

Number of	7.	Sole Voting Power	0
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each Reporting	9.	Sole Dispositive Power	0
Person With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule relates is the common stock, no par value (the "Shares"), of Frisch’s Restaurants, Inc. (the "Company"), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2. Identity and Background

Jack C. Maier QTIP Trust

Craig F. Maier, Trustee

2800 Gilbert Avenue

Cincinnati, Ohio 45206

A trust formed in the State of Ohio

CRAIG F. MAIER, Trustee

a.	Craig F. Maier
b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206
c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.
d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Mr. Maier is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On August 1, 2013, the Jack C. Maier QTIP Trust transferred all 373,384 Shares to other trusts and individuals. Transfers are listed below, in Item 4.

Item 4. Purpose of Transaction

On August 1, 2013, the Jack C. Maier QTIP Trust (the “Trust”) transferred all Shares to the following: 285 Shares to the Jack Maier Exempt Q-Tip Trust, 455 Shares to the Jack Maier Credit Shelter Trust, 4 Shares to the Jack Maier Disclaimer Trust, 37,023 Shares to the Jack Maier Insurance Trust, 5,026 Shares to the Blanche Maier Estate, 78,883 Shares to the Blanche Maier Trust, 35682 Shares to Craig Maier, 57,476 Shares to Karen Maier, and others heirs or beneficiaries of the estate and trusts.

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Except as described herein, the Trust has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Not applicable.

(b) Not applicable.

(c) On August 1, 2013, the Trust transferred all Shares to other trusts and individuals, as outlined above in Item 4.

(d) Not applicable.

(e) On August 1, 2013, the Trust transferred all Shares to other trusts and individuals, as outlined above in Item 4, and has thus ceased to be the beneficial owner of more than five percent of Shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2013	Jack C. Maier QTIP Trust

	By:	/s/ Craig F. Maier, Trustee
Craig F. Maier, Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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